

January 7, 2013

Via Facsimile
Joe A. Davis
Executive Vice President
Crosstex Energy, L.P.
2501 Cedar Springs
Dallas, Texas 75201

> **Re:** **Crosstex Energy, L.P.**
> **Crosstex Energy Finance Corporation**
> **Registration Statement on Form S-4**
> **Filed December 12, 2012**
> **File No. 333-185409**

Dear Mr. Davis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Please provide a detailed analysis of how you have complied with Rule 3-10 of Regulation S-K. In this regard, we note your related disclosure at page F-23 of your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011. Your response should address, as an example only, whether all of your subsidiary guarantors are 100% owned by you.

Exhibit 5.1

2.   We note that counsel has assumed the due authorization, execution and delivery of the indenture by Crosstex LIG Liquids, LLC and that its opinion is limited to Delaware, Texas, New York and federal law. We also note that Crosstex LIG Liquids, LLC, which is organized in Louisiana, is listed as a subsidiary guarantor in your registration statement. Please obtain and file a new legality opinion which does not make the referenced assumptions and limitations or tell us why you do not need to.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via Facsimile</u>
       Douglas M. Rayburn
       Baker Botts L.L.P.